March 10, 2010

James F. Cleary, Jr., President
MWI Veterinary Supply, Inc.
651 S. Stratford Drive, Suite 100
Meridian, ID 83642

    RE: **MWI Veterinary Supply, Inc.**
           Annual Report on Form 10-K FYE 09/30/09
           Filed November 20, 2009
           File No. 0-51468

Dear Mr. Cleary:

     We have completed our review of your filing and have no further comments at this time.

                         Sincerely,

                         John Reynolds,
                         Assistant Director